Docusign Envelope ID: 2EA497BC-56EC-450D-A67B-13AE36237ACA

Exhibit 3.1

State of Delaware

Secretary of State

Division of Corporations

Delivered 05:11 PM 06/11/2025

FILED 05:11 PM 06/lln025

SR 20253044309 - File Number 7477499

SECOND CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

LEAFLY HOLDINGS, INC.

(a Delaware corporation)

LEAFLY HOLDINGS, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation''), hereby certifies as follows:

FIRST: The name of the Corporation is Leafly Holdings, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware ("Secretary'') on June 20, 2019. The Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary on February 4, 2022, and amended by certificate of amendment filed with the Secretary on September 8, 2023 ( as amended, the "Second Amended Certificate of Incorporation'').

SECOND: Pursuant to Section 242(b) of the Delaware General Corporation Law (the"DGCL") the Board of Directors of the Corporation has duly adopted, and the stockholders of the Corporation have approved the amendments to the Second Amended Certificate of Incorporation set forth in this Certificate of Amendment.

THIRD: Pursuant to Section 242 of the DGCL, Article IV (Capitalization), Section 1.1 of the Second Amended Certificate of Incorporation is amended and restated as follows:

Section 1.1.Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of$0.0001 per share, which the Corporation is authorized to issue is 6,000,000 shares, consisting of(a) 5,000,000 shares of common stock (the "Common Stock") and (b) 1,000,000 shares of preferred stock (the"Preferred Stock").

FOURTH: Pursuant to Section 242 of the DGCL, Article IV (Capitalization), Section 1.3 of the Second Amended Certificate of Incorporation is hereby amended by adding to the end of such section the following:

(f) Effective at 12:01 a.m. Eastern Time (the "Amendment No. 2 Effective Time") on June 20, 2025, every Five Hundred (500) issued and outstanding shares of common stock, par value $0.0001 ("Common Stock'') of the Corporation will be combined into and automatically become one (1) validly issued, fully paid and non-assessable share of Common Stock of the Corporation (the "2025 Reverse Stock Split") and the authorized shares of the Corporation shall remain as set forth in the Second Amended Certificate of Incorporation. No fractional share shall be issued in connection with the2025 Reverse Stock Split. All shares of Common Stock that are held by a stockholder will be aggregated and each fractional share resulting from such aggregation held by a stockholder shall be cancelled. In lieu of any interest in a fractional share to which a stockholder would otherwise be entitled as a result of the 2025 Reverse Stock Split,such holder shall be entitled to receive a cash amount equal to $0.28 per share.

[Signature page follows]

Docusign Envelope ID: 2EA497BC-56EC-450D-A67B-13AE36237ACA

Exhibit 3.1

IN WITNESS WHEREOF, the Corporation has caused this Second Certificate of Amendment to be signed by its duly authorized officer this 11th day of June, 2025.

Leafly Holdings, Inc.

Date:	June 11, 2025	By:	/s/ Yoko Miyashita
Yoko Miyashita Chief ExecutiveOfficer